SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

July 3, 2014

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: PARTNER COMMUNICATIONS REPORTS THAT THE MINISTRY OF COMMUNICATIONS HAS PUBLISHED THE 4G FREQUENCIES TENDER

PARTNER COMMUNICATIONS REPORTS THAT THE
MINISTRY OF COMMUNICATIONS HAS PUBLISHED THE 4G
FREQUENCIES TENDER

Rosh Ha’ayin, Israel, July 3, 2014 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, reports that the Israeli Ministry of Communications has published the 4G frequencies tender (the "Tender").

The Tender includes, inter alia, the following provisions:
•
Frequency allocation in the 1800MHz spectrum - eight bandwidths of 5MHz each or seven bandwidths of 5MHz each and one bandwidth of 3MHz. The frequencies will be allocated for 10 years, unless the winning operator's license expires beforehand.

•
The Tender will be conducted in two stages. At the first stage ('the eligibility requirements stage'), each of the offerors will submit a basic proposal and its compliance with the eligibility requirements specified in the Tender will be examined. At the second stage ('the financial bidding stage'), the offerors found to be compliant with the eligibility requirements will compete in an ongoing (online) bidding process for the frequency bandwidths included in the Tender.

•
Partner will be allowed to offer a bid for up to two bandwidths of 5MHz each (10 MHz in total). Cellcom will be allowed to offer a bid for up to two bandwidths - one of 5MHz and the other of 3MHz (8MHz in total). Other operators, who are not currently allocated with frequencies in the1800MHz spectrum, will be allowed to offer a bid for up to four bandwidths of 5MHz each (20MHz in total).

•	Operators who will be allocated with frequencies as part of the Tender will be allowed to provide 4G services in the 1800MHz spectrum in one of the following configurations:
*	A broadband access network which is not shared - at a bandwidth of no more than 20MHz in the 1800MHz spectrum;
*	A broadband access network which is shared - at a bandwidth of no more than 25MHz in the 1800MHz spectrum;
•
Hot Mobile, Golan Telecom, and other new operators, will be entitled to a discount at a rate of up to 50% of the amount that they will have to pay the State (each addition of 1% market share will grant a discount at a rate of 10%, up to a maximum discount at a rate of 50%, during a period of 5 years).

•	The minimum price is two million NIS per MHz.
•	The Tender includes terms relating to 4G network coverage and to the quality of service.

The deadline for submission of the basic proposals has been set for September 28, 2014.

Partner is studying the terms of the Tender and is unable to evaluate at this stage its implications on the Company.

For further information, see the Company's 2013 Annual Report on Form 20-F - "Item 3. Key Information - 3D. Risk Factors - 3D.1 RISKS RELATING TO THE REGULATION OF OUR INDUSTRY - 3D.1g - We may not be allocated sufficient spectrum band or any spectrum at all needed in order to provide fourth generation (4G) services, and we may be required to terminate the use of certain spectrum or to share with another operator some of the spectrum we are currently using on an exclusive basis. These requirements may adversely affect our network quality and capacity as well as our ability to provide our customers with advanced technology services, which may adversely affect our ability to compete and our results of operations" and "Item 4. INFORMATION ON THE COMPANY - 4B. Business Overview - 4B.13 Regulation -4B.13d Regulatory Developments - 4B.13d-v LTE Spectrum Allocation".

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, plans to reduce expenses, and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. For further information regarding the above-mentioned risks, uncertainties and assumptions and other risks we face, see "Item 3. Key Information - 3D. Risk Factors", "Item 4. Information on the Company", "Item 5. Operating and Financial Review and Prospects", "Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the Company's Annual Reports on Form 20-F filed with the SEC, as well as its current reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR). For more information about Partner, see: www.orange.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Ms. Elana Holzman Head of Investor Relations Tel: +972-54-781-4383 E-mail: investors@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: July 3, 2014